UNITED STATES               ---------------
                       SECURITIES AND EXCHANGE COMMISSION     SEC FILE NUMBER
                             Washington, D.C. 20549               1-11476
                                                              ---------------
                                   FORM 12b-25                 CUSIP NUMBER
                                                              Not applicable
                           NOTIFICATION OF LATE FILING        ---------------

(Check One): |_| Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-QSB
             |_| Form N-SAR  |_| Form N-CSR

For Period Ended: March 31, 2006
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I - REGISTRANT INFORMATION

World Waste Technologies, Inc.
Full Name of Registrant


-------------------------
Former Name if Applicable

13520 Evening Creek Drive
Address of Principal Executive Office (Street and Number)

San Diego, California 92128
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As set forth in its Current Report on Form 8-K filed with the SEC on May 16, 2006, World Waste Technologies, Inc. (the "Company") will be restating its financial statements for the years ended December 31, 2005 and 2004. Additionally, the Company's Quarterly Reports on Form 10-QSB for the first three quarters of 2006 will, when filed, include restated interim financial statements for the comparable 2005 quarterly periods. Due to the time spent by the Company in preparing the foregoing restatements, the Company has not yet completed its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 and accordingly was unable to file such report by the scheduled filing deadline.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            David Rane                  858                       391-3400
            ----------                  ---                       --------
              (Name)                (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that its net loss for the three months ended March 31, 2006 will increase to an estimated approximately $3.5 million, as compared to a net loss of approximately $700,000 for the comparable period in the prior fiscal year (which loss for the 2005 quarterly period is expected to increase to approximately $725,000 as a result of the restatements referred to above). The Company currently estimates that approximately $1.6 million of this increased loss is attributable to the expense recorded by the Company in connection with the issuance of warrants during the 2006 quarter to the holders of the Company's Series A Preferred Stock. An estimated approximately $540,000 of the increase is attributable to the expense incurred in the 2006 quarter in connection with the beneficial conversion feature of the Series A Preferred Stock and amortization of the warrants issued to the holders thereof, which securities were not outstanding during the comparable quarter of the prior fiscal year. The Company estimates that the balance of the increased loss is primarily attributable to increases in the Company's operating expenses during the 2006 quarter as it ramped up its activities in anticipation of completing construction of its initial facility.

                         World Waste Technologies, Inc.
                         ------------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2006                 By  /s/ David Rane
                                        -----------------------------------
                                        David Rane, Chief Financial Officer